October 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CAMP4 Therapeutics Corporation Registration Statement on Form S-1 File No. 333-282241

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and on behalf of the several underwriters, hereby join in the request of CAMP4 Therapeutics Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on October 10, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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[Signature Page Follows]

Very truly yours,

J.P. Morgan securities llc
LEERINK PARTNERS LLC
Piper Sandler & co.
William Blair & Company, L.L.C.
as representatives of the several underwriters

J.P. Morgan securities llc

By:	/s/ David Ke
Name:	David Ke
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Sean Pitt
Name:	Sean Pitt
Title:	Senior Managing Director

Piper Sandler & co.

By:	/s/ Chad Huber
Name:	Chad Huber
Title:	Managing Director

William Blair & Company, L.l.c.

By:	/s/ Rakhee Bhagat
Name:	Rakhee Bhagat
Title:	Managing Director